SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                             The Walt Disney Company
                                (Name of Issuer)

                         Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    254687106
                                 (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 15, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 31,425,578 shares, which constitutes approximately 4.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 680,618,048 shares outstanding.

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1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 31,125,578 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 31,125,578 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     31,125,578

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
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1.   Name of Reporting Person:

     Perry and Nancy Lee Bass Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 300,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 300,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     300,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): less than 0.1%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised through its President, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 31,425,578 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 31,425,578 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     31,425,578 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: CO

- ----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust with respect to 31,125,578 shares. Solely in his capacity as President of the Perry and Nancy Lee Bass Corporation with respect to 300,000 shares.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     31,125,578 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their Schedule 13D Statement dated February 6, 1985, as amended by Amendment No. 1 dated June 12, 1984, by Amendment No. 2 dated September 20, 1984, by Amendment No. 3 dated October 2, 1984, by Amendment No. 4 dated October 15, 1984, by Amendment No.
5 dated November 20, 1984, by Amendment No. 6 dated February 6, 1985, by Amendment No. 7 dated December 23, 1985, by Amendment No. 8 dated January 15, 1986, by Amendment No. 9 dated February 7, 1986, by Amendment No. 10 dated April 11, 1986, by Amendment No. 11 dated June 12, 1986, by Amendment No. 12 dated January 8, 1987, by Amendment No. 13 dated November 3,1988, by Amendment No. 14 dated June 7, 1989, by Amendment No. 15 dated July 27, 1989, and by Amendment No. 16 dated January 28, 1992 (the "Schedule 13D"), relating to the Common Stock, no par value per share, of The Walt Disney Company. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes an amended and restated composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to The Walt Disney Company.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, no par value per share (the "Stock"), of The Walt Disney Company (the "Issuer"). The principal executive offices of the Issuer are located at 500 South Buena Vista Street, Burbank, California 91521.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry and Nancy Lee Bass Corporation ("PNBC"), Perry R. Bass ("PRB") and Nancy L. Bass ("NLB"). BMT, PNBC, PRB and NLB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.


     (b)-(c)


     BMT

     BMT is a revocable grantor trust established under the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     PNBC

     PNBC is a Texas non-profit corporation. PNBC is a private foundation organized for charitable purposes. The principal business address of PNBC, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and present principal occupation or employment of each director and executive officer of PNBC are as follows:

NAME                     BUSINESS                      PRINCIPAL OCCUPATION
                         OR RESIDENCE ADDRESS          OR EMPLOYMENT

PRB                      See answer above.             See answer above.

NLB                      See answer above.             See answer above.

Lee M. Bass              201 Main Street               President of Lee M.
                         Suite 2700                    Bass, Inc.
                         Fort Worth, Texas  76102

     Lee M. Bass, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties, the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of Lee M. Bass, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       BMT             Trust Funds (1)        $190,547,436.00

       PNBC            Not Applicable(2)      Not Applicable

       PRB             Not Applicable         Not Applicable

       NLB             Not Applicable         Not Applicable


       (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (2) The shares of the Stock beneficially owned by PNBC were contributed to PNBC in 1995.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       BMT

       The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 31,125,578, which constitutes approximately 4.6% of the outstanding shares of the Stock.

       PNBC

       The aggregate number of shares of the Stock that PNBC owns beneficially, pursuant to Rule 13d-3 of the Act, is 300,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

       PRB

       Because of his positions as sole trustee and as a trustor of BMT and as President of PNBC, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,425,578 shares of the Stock in the aggregate, which constitutes approximately 4.6% of the outstanding shares of the Stock.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,125,578 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,125,578 shares of the Stock.

       PNBC

       Acting through its President, PNBC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300,000 shares of the Stock.

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,125,578 shares of the Stock. In his capacity as President of PNBC, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300,000 shares of the Stock.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on March 13, 1996.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.                MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:  May 15, 1996



                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                    THE BASS MANAGEMENT TRUST (1)
                                    PERRY R. BASS (2)
                                    NANCY LEE BASS (3)

                                    PERRY AND NANCY LEE BASS CORPORATION


                                    By: /s/ W. R. Cotham
                                          W. R. Cotham, Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith